The Board of Directors
Abigail Adams National Bancorp, Inc.

We consent to incorporation by reference in the registration statement No. 333-19155 on Form S-8 of Abigail Adams National Bancorp, Inc. and subsidiary of our report dated January 26, 1996, relating to the consolidated balance sheet of Abigail Adams National Bancorp, Inc. and subsidiary as of December 31, 1995, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the two-year period then ended, which report is incorporated by reference in the December 31, 1996 annual report on Form 10-KSB of Abigail Adams National Bancorp, Inc. and subsidiary.


/s/ KPMG Peat Marwick LLP

Washington, D.C.
March 26, 1997
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